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                           September 10, 2020

       John Kovach, M.D.
       Chief Executive Officer
       Lixte Biotechnology Holdings, Inc.
       248 Route 25A, No. 2
       East Setauket, NY 11733

                                                        Re: Lixte Biotechnology
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2020
                                                            File No. 333-248588

       Dear Dr. Kovach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              David L. Ficksman, Esq.